UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SANARA MEDTECH, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98211X106
(CUSIP Number)

James W. Stuckert, Sanara Medtech, Inc., 1200 Summit Avenue, Suite 414, Fort Worth, Texas 76102; Phone 827-529-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James W. Stuckert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
711,603

	8	SHARED VOTING POWER
492,598

	9	SOLE DISPOSITIVE POWER
711,603

	10	SHARED DISPOSITIVE POWER
492,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
760,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.15*%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

  *The percentage is calculated based upon 2,366,424 outstanding shares of Common Stock, as reported on the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 20,2019.

Explanatory Note

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Sanara MedTech Inc., formerly Wound Management Technologies, Inc., a Texas corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by James W. Stuckert (the “Reporting Person”) on February 25, 2019 (the “Original Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to reflect their respective ownership of Common Stock following the previously announced 1-for-100 reverse stock split of the Company's issued and outstanding shares of common stock that became effective at the commencement of trading on May 10, 2019. Except as set forth herein, all Items are unchanged.

Item 5.  Interest in Securities of the Issuer.

a.	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 2,366,424 outstanding shares of Common Stock, as reported on the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 20, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 10, 2019
	By:	/s/ James W. Stuckert